Exhibit 99.9

NICE Receives Frost & Sullivan’s 2022 European Contact Center as a Service
(CCaaS) Technology Innovation Leadership Award

Frost & Sullivan recognizes NICE for its industry-leading multipath approach to customer experience

Hoboken, N.J., April 27, 2023 – NICE (Nasdaq: NICE) today announced that it has received Frost & Sullivan’s 2022 European Contact Center as a Services Technology Innovation Leadership Award for the exceptional business value it delivers. With this Best Practices award, Frost & Sullivan recognizes companies in various regional and global markets for demonstrating outstanding achievement and superior performance in leadership, technological innovation, customer service, and strategic product development.

"NICE's multipath approach to cloud migration allows organizations to introduce meaningful CX innovations because of the flexibility and scalability of the CXone platform, while continuing to harness legacy infrastructure that cannot easily be migrated,” said Alexander Michael, Vice President at Frost & Sullivan. “NICE's contact center modernization solutions maximize the value generated for businesses and customers, and the continuous transformation that ensures a business stays relevant to its customers in the cloud."

With this CCaaS award, Frost & Sullivan recognizes CXone AppLink, an innovation that allows customers to connect their legacy ACDs to CXone, giving them access to all of the next gen CXone cloud applications such as CXone Recoding, CXone Quality Management and CXone Interaction Analytics.  As such, CXone Applink provides the market with a simple, risk free and economical first step in their migration to Cloud CX solutions.

“By enabling organizations of all sizes and industries to cost-effectively manage their paths to the cloud, NICE is empowering brands to digitally transform and elevate every customer interaction in increasingly competitive environments,” said Darren Rushworth, President, NICE International. "NICE’s market-differentiating, complete platform solution gives enterprise-grade CCaaS clients the flexibility to migrate to the cloud with any ACD at any pace—with ease.”
“NICE increases CCaaS customer satisfaction by providing actionable intelligence that elevates customer interactions and empowers digital transformation,” said Darren Rushworth, President, NICE International. “NICE’s automated, AI-powered conversational intelligence tools are not just capable of listening to customers, they understand the context of what customers want.”

With this award, Frost & Sullivan has highlighted NICE CXone’s ability to help organizations worldwide leverage cloud call recording functions to implement the AI-powered quality management and interaction analytics tools they need to succeed.

About Frost & Sullivan
For six decades, Frost & Sullivan has been world-renowned for its role in helping investors, corporate leaders, and governments navigate economic changes and identify disruptive technologies, Mega Trends, new business models, and companies to action, resulting in a continuous flow of growth opportunities to drive future success. Contact us: Start the discussion.

About NICE
With NICE (Nasdaq: NICE), it has never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com  ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.